NUANCE COMMUNICATIONS, INC.	ONE WAYSIDE ROAD BURLINGTON, MA 01803	781 565 5000 NUANCE.COM
February 17, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Kathleen Collins Accounting Branch Chief
Re:	Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Filed November 25, 2009 File No. 0-27038
Ladies and Gentleman:
     We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. (the “Company”), dated January 19, 2010 (the “Comment Letter”) relating to the above referenced Annual Report on Form 10-K, filed on November 25, 2009 (the “Form 10-K”).
     For your convenience, we have repeated your comments below in bold italic type before each of our responses.
Form 10-K for the Year Ended September 30, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	We note that due to increasing customer preference for your subscription and transaction pricing models, the company has been experiencing a shift in revenues away from product and licensing towards professional services and hosting. As a result, we further note from the transcripts of your November 23, 2009 earnings call that you have begun providing investors with additional data regarding the unrealized future value of current bookings and backlog. Tell us what consideration you gave to include similar discussions in your MD&A disclosures. In this regard, to the extent that revenues recognized from your subscription and service contracts are expected to have a significant impact on the variability of your results, you should discuss and analyze changes in your backlog and bookings as part of your MD&A. Additionally, tell us what consideration you gave to disclose the total contract value of all your non-cancellable subscription and service contracts pursuant to Item 101(c)(viii) of Regulation S-K.

U.S. Securities and Exchange Commission
February 17, 2010

The Company respectfully advises the Staff that we began to provide limited supplemental data regarding the Company’s professional services and hosting hours backlog, as well as the annualized run-rate of transcription lines for our healthcare on-demand business, in our fourth quarter of fiscal 2009 prepared conference call remarks. In addition to this data, we also provided the estimated future value of unimplemented on-demand contracts in our enterprise business. This figure includes the estimated future value of those contracts that are cancelable by the customers and includes estimates of customer renewals. We decided to provide this supplemental data in our prepared conference call remarks at the request of certain of our investors and analysts. We provided the same supplemental data in our prepared conference call remarks related to our first quarter of fiscal 2010.

The Company further advises the Staff that historically we have not considered such supplemental data material to an understanding of our financial results; and therefore, have not included such information in our MD&A disclosures. However, in response to the Staff’s comment, we have now included qualitative discussion of the trending of our professional services and hosting hours backlog and annualized run-rate of transcription lines for our healthcare on-demand business in the MD&A of our quarterly report on Form 10-Q for the three months ended December 31, 2009.

The Company respectfully advises the Staff that we considered Item 101(c)(viii) of Regulation S-K and, because our subscription and service contracts are generally cancelable by our customers without penalty and contain usage-based fee structures, meaning we cannot reliably estimate the future revenues that will be earned under the arrangements, and the non-cancelable portion of the existing backlog was not material to an understanding of our business, taken as a whole, we concluded that disclosure was not required under Item 101(c)(viii) of Regulation S-K.
Note 19. Litigation and Other Claims, page 102
2.	We note that in October 2009, the court issued an opinion granting plaintiff’s motion for final approval of the settlement for the August 2001 complaint filed on behalf of a purported class of persons who purchased Former Nuance stock between April 12, 2000 and December 6, 2000. Please update us as to the status of this litigation. In this regard, tell us the amount of the proposed settlement and explain further your consideration of ASC 450-20-25-2 and ASC 450-20-50-3 with regards to your accounting for and disclosures of this litigation. Further, in your response to comment 9 in your letter dated February 21, 2008, you indicated that the company would continue to evaluate the potential for any loss contingencies and insurance recoveries pursuant to the requirements of FIN 39 (ASC 210-20-45). Please provide an update as to the current status of your analysis.

The Company respectfully advises the Staff that on October 5, 2009, the United States District Court for the Southern District of New York issued an opinion granting plaintiffs’ motion for final approval of a settlement agreement, approval of the plan of distribution of the settlement fund and certification of the settlement classes in the coordinated IPO Litigation. Certain objectors have appealed the Court’s October 5, 2009 final approval order to the Second Circuit Court of Appeals. To date, no scheduling order has been issued by the Second Circuit Court of Appeals.

U.S. Securities and Exchange Commission
February 17, 2010

The settlement agreement provides for a $586 million recovery in total from the underwriter defendants and the issuer defendants in the coordinated IPO Litigation. This total amount is being divided over all of the cases in the coordinated IPO Litigation. Under the settlement, the insurers will pay the full amount of settlement share allocated to the issuer defendants, including Former Nuance, and the Company will bear no financial liability.

The Company respectfully advises the Staff that it has concluded that ASC 210-20-45 is not applicable to this litigation matter, and that no accrual in the Company’s consolidated financial statements is required, because there is no liability owed by the Company under the settlement. As noted above, under the settlement, the settlement share allocated to the issuer defendants is owed and will be paid directly to the plaintiffs by the issuer defendants’ insurance carriers, and all claims against the issuer defendants, including Former Nuance, will be dismissed without prejudice. In the event the settlement does not become effective, the Company continues to believe it has meritorious defenses to the litigation. Therefore, even in the absence of a settlement of the nature currently pending, the Company does not believe that it has any probable or reasonably estimable liability to accrue under ASC 450-20-25-2 and ASC 450-20-25-3.
Note 22. Segment and Geographic Information and Significant Customers, page 110
3.	We note from your disclosures on page 43 that based on “the evolution during the current fiscal year of the level of information provided to and review thereof, by [your] core market management” the company determined that you now have three reporting units for purposes of assessing goodwill for impairment. In your response to comment 9 in your letter dated April 9, 2009 you indicated that the company does not manage your business or operations at the core market level as discrete financial information (beyond revenue information) for the core markets is not available on a timely or regular basis and it is not used by segment management to evaluate the operating results for these core markets. Please explain further the changes made in the information provided to core market management during fiscal 2009 and tell us what impact, if any, these changes had on the information provided to your chief operating decision maker and on your determination that you operate in one segment.

U.S. Securities and Exchange Commission
February 17, 2010

In response to the Staff’s comments, the Company respectfully advises the Staff that it considered ASC 350-20-35-34 in determining its reporting units for purposes of assessing goodwill for impairment. As defined in ASC 350-20-35-34, a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The Company respectfully advises the Staff that towards the end of fiscal 2009, as a result of the expansion and development of our finance organization, discrete financial information beyond core markets revenue data, including costs of revenue and direct and allocated operating expenses, began to be produced on a timely and consistent basis and was available for core market management. The core market managers continued to focus on revenue growth, product management, and product marketing, but given that discrete financial information at the level of detail described above was provided to and utilized by core market management towards the end of fiscal 2009, we concluded the criteria for reporting units had been met. The discrete financial information provided to core market management had no impact on the information the Company provided to its Chief Operating Decision Maker (“CODM”), which is the Company’s Chief Executive Officer. As there were no changes to the information provided to our CODM, and the information that was provided was consistent with the description included in the Company’s April 9, 2009 response to the Staff’s comment #13 in its letter dated February 26, 2009, we have determined that we continue to operate in one segment.
* * * * * * *
     The Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding the Company’s response to the undersigned at (781) 565-5000. Thank you for your assistance.

Sincerely,

/s/ Thomas L. Beaudoin

Thomas L. Beaudoin
Chief Financial Officer

U.S. Securities and Exchange Commission
February 17, 2010

cc:	Paul A. Ricci, Nuance Communications, Inc.
Daniel D. Tempesta, Nuance Communications, Inc.
Jo-Anne Sinclair, Esq., Nuance Communications, Inc.
Garrison R. Smith, Esq., Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation